FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 12, 2008

Item 3: News Release:

A news release dated and issued on February 12, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. and Benton Resources Corp.  Sign a Join Venture Agreement to Explore the Swayze Greenstone Belt for Ni-Cu-PGM Mineralization

Item 5: Full Description of Material Change:

Vancouver, Canada – February 12, 2008 : Pacific North West Capital Corp. (“PFN”) (TSX: PFN)   and Benton Resources Corp. (TSX.V : BTC) ("Benton") are pleased to report that they have entered into a Joint Venture (JV) agreement to undertake exploration on the Swayze Nickel Project. The Swayze Joint Venture Project is situated in the Swayze Greenstone Belt, approximately 100km south-west of Timmins, Ontario and incorporates some fifty townships.  The Swayze Greenstone Belt represents the western extension of the Abitibi Greenstone Belt, which is the host to numerous ultramafic-hosted Ni deposits including the producing Redstone Mine (Liberty) south of Timmins as well as the newly discovered Golden Chalice Occurrence.

The Swayze Joint Venture Project was initiated by both companies to include each of their property holdings within the project area.  These holdings will continue to grow through the staking and optioning of selected properties that have the potential to host nickel, copper, and PGM mineralization within the belt.  Exploration program s will be designed to identify and test priority areas within the project boundaries.  The Swayze is underlain in several areas by ultramafic flows and intrusions, some of which host historical nickel showings including the Joint Ventures’ Tooms Showing which has historically reported 2.5% Ni over 1.6m within a drill intersection of 0.63% Ni over 7.3 metres.

Pacific North West Capital and Benton have entered into a 50% - 50% Joint Venture Agreement whereby both Companies agree to bear all expenditures and participate in a single purpose unincorporated Joint Venture for the purpose of carrying out all mineral exploration for a three year period, totalling a minimum of $1,200,000.

Benton will act as Operator for the project and will be responsible for carrying out all exploration activities.

About Benton Resources Corp:

Benton Resources Corp. is a mineral exploration company listed on the TSX Venture Exchange under the symbol BTC.  Benton's aggressive and experienced management team is focused on base and precious group metal exploration. The Company's diverse property portfolio includes Canadian projects which are highly prospective for gold, uranium, platinum, palladium, nickel and copper.  The Company currently has approximately $20 million in working capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of February 2008.